CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

05011826

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

11 October 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Director/PDMR Shareholding	10/10/2005

Yours faithfully,

Krupali Patel

Print

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 10/10/2005

RNS Number:4458S
Catlin Group Limited
10 October 2005

Catlin Group Limited

Directors' Shareholdings

Catlin Group Limited ('the Group') was notified today that Christopher Stooke, Director, has transferred ownership of 13,859 common shares for nil consideration to his wife, Amanda Jane Stooke.

On 11 March 2005, Stephen Catlin and Christopher Stooke, Directors, received conditional awards of up to 124,901 and 90,389 common shares, respectively, pursuant to the Group's Performance Share Plan. The shares will vest to the extent that cumulative performance targets are met over the periods 2005 to 2007 and 2005 to 2008.

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